SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

MARIN SOFTWARE INCORPORATED

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

56804T205

(CUSIP Number)

Robert B. Ashton
Kinetic Catalyst Partners LLC
6 Occom Ridge
Hanover, NH 03755
(603) 540-2244

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56804T205	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Kinetic Catalyst Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 233,118
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 233,118
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 233,118
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 56804T205	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Robert B. Ashton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 294,809
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 294,809
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 294,809
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 56804T205	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock, $0.001 par value per share (“Common Stock”), of Marin Software Incorporated, a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 123 Mission Street, 27th Floor, San Francisco, California 94105.

Item 2. Identity and Background.

This Statement is filed by Kinetic Catalyst Partners LLC, a Delaware limited liability company (the “Fund”), and Robert B. Ashton.

The Fund and Mr. Ashton are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of the Fund is serving as a private investment fund. The principal occupation of Mr. Ashton is that of private investor and serving as the portfolio manager for the Fund. Mr. Ashton is a U.S. citizen. The business address of each of the Fund and Mr. Ashton is 6 Occom Ridge, Hanover, New Hampshire 03755.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately $2,293,000. The source of these funds was working capital of the Fund, Mr. Ashton’s personal funds and funds from trusts and accounts controlled by him.

Item 4. Purpose of Transaction.

On May 17, 2018, the Reporting Persons sent a letter to the Company, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

The Reporting Persons may engage in discussions with the board and management of the Company regarding its business and affairs. Except as set forth herein or in the letter attached as Exhibit 99.1 hereto, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 294,809 shares of Common Stock, which represents approximately 5.1% of the Company’s outstanding shares of Common Stock.

CUSIP No. 56804T205	13D	Page 5 of 7 Pages

Each of the Fund and Mr. Ashton holds the number and percentage of shares of Common Stock disclosed as beneficially owned by them in the applicable table set forth on the cover page to this Statement. The Fund holds the 233,118 shares of Common Stock disclosed as beneficially owned by it through KCP II LLC, a Delaware limited liability company. Mr. Ashton has beneficial ownership of 56,891 shares of Common Stock that he holds individually and in an IRA account over which he has sole voting and dispositive power and 4,800 shares of Common Stock that have been gifted to accounts for Mr. Ashton’s children established under the Uniform Transfer to Minors Act and over which shares, as a trustee for such accounts, Mr. Ashton retains the sole voting and dispositive power. In addition, as the portfolio manager for the Fund, Mr. Ashton has the sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Fund. Mr. Ashton expressly disclaims beneficial ownership of the Fund’s shares of Common Stock except to the extent of his pecuniary interest therein.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 5,751,000 shares of Common Stock reported by the Company as outstanding as of April 30, 2018 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2018.

(b) The Fund beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Fund in the applicable table set forth on the cover page to this Statement. Mr. Ashton, as the portfolio manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock held by the Fund. Mr. Ashton expressly disclaims beneficial ownership of the Fund’s shares of Common Stock except to the extent of his pecuniary interest therein. Mr. Ashton has the sole power to direct the voting and disposition of the shares of Common Stock held by Mr. Ashton.

(c) The transactions effected by each of the Reporting Persons in the shares of Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information set forth under Item 4 above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Letter to the Company, dated May 17, 2018.

CUSIP No. 56804T205	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: May 17, 2018

KINETIC CATALYST PARTNERS LLC

/s/ Robert B. Ashton
Robert B. Ashton
Manager

/s/ Robert B. Ashton
Robert B. Ashton

CUSIP No. 56804T205	13D	Page 7 of 7 Pages

Schedule A

Transactions by the Reporting Persons in the Past 60 days

Kinetic Catalyst Partners LLC

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share

3/19/2018	1,000	$6.85
3/23/2018	10,207	$6.74
3/26/2018	4,601	$6.69
3/27/2018	1,604	$6.59
3/28/2018	31	$6.71
4/3/2018	611	$6.69
4/4/2018	328	$6.67
4/5/2018	11,779	$6.75
4/6/2018	4,894	$6.53
4/9/2018	2,500	$6.88
4/11/2018	5,467	$6.62
4/12/2018	18,926	$6.65
4/13/2018	11,084	$6.77
4/18/2018	9,609	$7.39
4/19/2018	29,428	$7.48
4/20/2018	17,975	$7.41
4/23/2018	10,100	$7.51
4/24/2018	8,432	$7.49
4/25/2018	10,100	$7.48
4/26/2018	5,000	$7.41
4/27/2018	3,810	$7.41
4/30/2018	100	$7.25
5/1/2018	11,864	$7.49
5/2/2018	8,279	$7.80
5/3/2018	6,399	$8.04
5/4/2018	7,600	$8.08
5/7/2018	1,099	$8.26
5/8/2018	1,998	$8.12
5/10/2018	1,000	$8.01

Robert B. Ashton

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share

3/27/2018	1,000	$6.60
3/29/2018	1,000	$6.69
4/10/2018	1,685	$6.41
4/11/2018	5,103	$6.50
4/12/2018	5,000	$6.64
5/11/2018	3,500	$7.00
5/14/2018	1,000	$6.55
5/15/2018	2,000	$6.35
5/16/2018	1,000	$6.01